Exhibit 4.7

AMENDING AGREEMENT

THIS AMENDING AGREEMENT (the “Amending Agreement”) is dated as of the 27th day of January 2012.

BETWEEN:

SEASPAN SHIP MANAGEMENT LTD.

(the “Company”)

AND:

GERRY WANG

(the “Executive”)

WHEREAS:

A.	The Executive and the Company are parties to an amended and restated executive employment agreement dated March 14, 2011 (the “Employment Agreement”) attached hereto as Schedule “A”.

B.	The Company is a direct subsidiary of Seaspan Management Services Limited (“SMSL”). SMSL has entered into a share purchase agreement dated January 27, 2012 among Seaspan Corporation (“Seaspan”), The Kevin Lee Washington 1999 Trust II, The Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd. (collectively the “Sellers”) whereby Seaspan has agreed to acquire and the Sellers have agreed to sell all of the issued and outstanding share capital of SMSL (the “Transaction”).

C.	The Transaction will result in a Change of Control of the Company as defined by the Employment Agreement.

NOW THEREFORE in consideration of $1.00 and other good and valuable consideration given by each party hereto to the other, the receipt and sufficiency of which is hereby acknowledged by each of the parties, the parties hereby agree as follows:

1.1   Defined Terms. In this Amending Agreement all capitalized terms not otherwise defined herein shall have the meaning given to them in the Employment Agreement.

1.2   Amendment to Change of Control Definition. The definition of a “Change of Control” in Section 1.1 of the Employment Agreement is deleted in its entirety and replaced as with the following definition:

“Change of Control” has the meaning given in the executive employment agreement dated March 14, 2011 between the Executive and SC.

1.3   Further Assurances. The parties will execute all other documents and instruments and do all other things necessary to implement and carry out the terms of this Amending Agreement.

1.4   Full Force and Effect. All terms and conditions in the Employment Agreement that are not amended by operation of this Amending Agreement shall remain in full force and effect.

1.5   Amendments. No term or provision of this Amending Agreement may be amended except by written instrument signed by each of the parties.

1.6   Binding Effect. This Amending Agreement shall be binding upon and enure to the benefit of the parties to this Amending Agreement and their respective heirs, executors, administrators, personal representatives, successors and assigns.

1.7   Counterparts. This Amending Agreement may be executed by facsimile or other means of electronic communication and in one or more counterparts, each of which will be deemed to be an original, but all of which will constitute one and the same instrument.

1.8   Governing Law. This Amending Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF the parties have duly executed and delivered this Amending Agreement as of the date and year first written above.

SEASPAN SHIP MANAGEMENT LTD.

/s/ Gerry Wang	Per:	/s/ Sai W. Chu
Gerry Wang		Authorized Signatory

SCHEDULE “A”

AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT